FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

  COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company with Authorized Capital

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“Company”) hereby informs that, as disclosed by the Company in its Form 12b-25 filed with the U.S. Securities Exchange Commission (“SEC”), the Company was unable to file the 2019 Annual Report  (“20-F”) by its original prescribed due date because as a result of the full retrospective application of the International Financial Reporting Standards 16 (“IFRS 16”), the Company  is required to include in the 2019 Annual Report the financial information as of and for the fiscal years ended December 31, 2018 and 2017 of its former controlled entity Via Varejo S.A. (“Via Varejo”) re-audited in accordance with IRFS 16.  It is important to note that the totality of the shares of Via Varejo owned by the Company was sold on June 2019.

That said, on May 18, 2020, the Company received a notice from The New York Stock Exchange (“NYSE”) indicating that, for not timely filing the Company’s annual report on Form 20-F for the year ended December 31, 2019 (“2019 Annual Report”) on May 15, 2020, the Company is not in compliance with the NYSE’s continued listing requirements under Section 802.01E of the NYSE Listed Company Manual.

The Company has maintained discussions with Via Varejo and its former auditors for the re-issuance of the audit reports of Via Varejo for those fiscal years to allow the Company’s independent accountants to rely on and make reference to the other auditors’ opinion in issuing the audit opinion that will be filed with the 2019 Annual Report.  To date, the Company has not yet received Via Varejo’s formal consent on the request for the execution of the work by Via Varejo’s former auditors.

The Company expects to file the 2019 Annual Report promptly after Via Varejo’s former auditors re-issue the audit reports of Via Varejo for the years ended December 31, 2018 and 2017 taking into account the effects of the application of IFRS 16.

The Company’s American Depositary Shares (representing common shares) continue to be listed on the NYSE under the symbol “CBD” and beginning on May 22, 2020 the symbol will be assigned an “LF” indicator by the NYSE to signify the Company’s late filing status.

São Paulo, May 21, 2020.

Christophe José Hidalgo

VP Finance and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 21, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.